SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*



                             The Macerich Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   554382101
                              ------------------
                                (CUSIP Number)


                                April 17, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 5 Pages

CUSIP No.  554382101                  13G                    Page 2 of 5 Pages
--------------------                                         ------------------



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Security Capital Preferred Growth Incorporated
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Maryland
--------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                            3,627,131 Shares of Common Stock
           NUMBER OF       -----------------------------------------------------
            SHARES            6        SHARED VOTING POWER
          BENEFICIALLY
           OWNED BY                         -0-
             EACH          -----------------------------------------------------
           REPORTING          7        SOLE DISPOSITIVE POWER
            PERSON
             WITH                            3,627,131 Shares of Common Stock
                           -----------------------------------------------------
                              8        SHARED DISPOSITIVE POWER

                                            -0- Shares
                           -----------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,627,131 Shares of Common Stock
--------------------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                9.14% of the Shares of Common Stock
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                                CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

               The Macerich Company

     (b).      Address of Issuer's Principal Executive Offices:

               401 Wilshire Boulevard, #700, Santa Monica, California 90401

Item 2(a).     Name of Person Filing:

               Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland ("SCPG").

     (b).      Address of Principal Business Office or, if None, Residence:

               11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

     (c).      Citizenship:

               Maryland

     (d).      Title of Class of Securities:

               Common Stock, $.01 par value per share

     (e).      CUSIP Number:

               554382101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
              (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                       Act;
              (c) [ ]  Insurance company as defined in Section
                       3(a)(19) of the Exchange Act;
              (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
              (f) [ } An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
              (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).






                                 Page 3 of 5 Pages

Item 4.   Ownership.

    (a).  Amount Beneficially Owned:

          SCPG beneficially owns 3,627,131 Shares of Common Stock, consisting of the number of shares of Common Stock that SCPG has the right to acquire upon the conversion of its 3,627,131 shares of Series A Cumulative Convertible Preferred Stock.

    (b).  Percent of Class:

          9.14% of the Shares of Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

    (c).  Number of shares as to which such person has:

          (i).    Sole power to vote or to direct the vote:

                  SCPG has the sole power to vote or to direct the vote of 3,627,131 Shares of Common Stock.

          (ii).   Shared power to vote or to direct the vote:

                  None.

          (iii).  Sole power to dispose or to direct the disposition of:

                  SCPG has the sole power to dispose of or to direct the disposition of 3,627,131 Shares of Common Stock.

           (iv).  Shared power to dispose or to direct the disposition of:

                  None.

Item 5.   Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.   Identification and Classification of Members of the Group.

                 Not applicable.



                                 Page 4 of 5 Pages

Item 9.           Notice of Dissolution of a Group.

                  Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2002


                               SECURITY CAPITAL PREFERRED GROWTH INCORPORATED




                               By: /s/ David T.  Novick
                                   ---------------------------------------------
                               Name:    David T. Novick
                               Title:   Vice President



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